SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                                 Amendment No. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d- 1(b)(c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)

                         INSIGNIA FINANCIAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    45767A105
                                 (CUSIP NUMBER)

                              Eminence Capital, LLC
                           200 Park Avenue, Suite 3300
                            New York, New York 10166
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|  Rule 13d-1-(b)
           |X|  Rule 13d-1-(c)
           |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 Pages

CUSIP No. 45767A105                    13G


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eminence Capital, LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,220,000 Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,220,000 Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,220,000 Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.69% of Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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



CUSIP No. 45767A105                    13G


________________________________________________________________________________
Item 1(a).  Name of Issuer:

Insignia Financial Group, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

200 Park Avenue
New York, New York 10166

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Eminence Capital, LLC

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

The address of the reporting person is:

200 Park Avenue
Suite 3300
New York, New York 10166

________________________________________________________________________________
Item 2(c).  Citizenship:

New York, USA

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value

________________________________________________________________________________
Item 2(e).  CUSIP Number:

45767A105

________________________________________________________________________________

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:

                               Page 3 of 6 Pages

CUSIP No. 45767A105


a. |_| Broker or dealer registered under Section 15 of the Act,

b. |_| Bank as defined in Section 3(a)(6) of the Act,

c. |_| Insurance Company as defined in Section 3(a)(19) of the Act,

d. |_| Investment Company registered under Section 8 of the Investment Company Act,

e. |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

g. |_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7),

h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4 Ownership:

     (a)  Amount Beneficially Owned:

          As the holder of sole voting and investment authority over the shares owned by its advisory clients, as of December 31, 2000, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,220,000 shares representing approximately 5.69% of the outstanding shares of the Issuer (based upon 21,458,288 shares outstanding as of November 1, 2000, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

     (b)  Percent of Class: 5.69%

     (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

               1,220,000 shares

          (ii) shared power to vote or direct the vote:

                             0

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  CUSIP No. 45767A105

         (iii) sole power to dispose or to direct the disposition of:

               1,220,000 shares

          (iv) shared power to dispose or direct the disposition of:

               0

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

CUSIP No. 45767A105


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2001
--------------------------------------
Date

/s/ Ricky C. Sandler
--------------------------------------
Signature


Ricky C. Sandler, Managing Member
--------------------------------------
Name/Title


                               Page 6 of 6 Pages